U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-53008
(SEC File Number)

88338E 107
CUSIP Number

(Check one): Form 10-K [X ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [  ]
     Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:  February 28, 2010

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THERABIOGEN, INC.
(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

1365 N. Courtenay Parkway, Suite A
Address of principal executive office (Street and Number

Merritt Island, FL 32953
City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K could not be filed within the prescribed time period.

Registrant completed a merger with another reporting company, TheraBiogen, Inc., on January 5, 2010, with Registrant as the surviving entity.  Registrant changed its name to TheraBiogen, Inc. in the merger transaction. Registrant has been unable to complete the integration of the financial records and reports of both entities and to complete the preparation of the resulting combined 10-K report for its fiscal year ended February 28, 2010 in time to file the report on a timely basis. The report on Form 10-K will be filed on or before the extended due date.

No accountant's statement or other exhibit is required to be attached to this notification by Rule 12b-25(c)

PART IV-- OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

Kelly T. Hickel                 321                         452-9091
    (Name)                    (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THERABIOGEN, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TheraBiogen, Inc.

Date: June 1, 2010                                                                By: /s/ Kelly T. Hickel
Name: Kelly T. Hickel
Chairman and Chief Executive Officer